FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2012
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES BY DIRECTOR

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that Mr MMC Mutloane, a Director of GFI Mining South Africa (Pty) Limited, a major subsidiary of Gold Fields Limited has exercised Share Appreciation Rights (SARS) which were issued to him in terms of the Gold Fields Limited 2005 Share Plan.

SARS are allocated at the volume weighted average price of Gold Fields shares over the 20 trading days preceding the Grant Date. SARS vest after three years and participants have a further three years in which to exercise the SARS. The value of the SARS which a participant may exercise will be the difference between the Fair Market Value at date of exercise and the Fair Market Value on the allocation date. The Company at its sole discretion can decide to settle the SARS by issuing shares of the equivalent value or in cash.

Details of the transaction are set out below:

	MMC Mutloane
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	02 March 2012
Number of Shares/Options	1,001
Class of Security	Ordinary Shares
Strike price per share option	R109.66
Market price per share	R114.6100
Total Value	R114,724.61
Total proceeds	R4954.95
Vesting Period	SARS vest after three years of grant and participants have a further three years before expiry.
Nature of interest	Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.

05 March 2012
Sponsor:
JP Morgan Equities Limited

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 05 March 2012

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor
Relations and Corporate Affairs